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                                                              Exhibit (a)(1)(ii)

From: Doug Woodrum
To: Employees Global
Subject: Option Exchange Program

I am pleased to tell you that the Board of Directors has recommended that our shareholders approve a voluntary stock option exchange program. If the program is approved, employees will have an opportunity to exchange options having a strike price of greater than $12 for a lesser number of options to be issued at least six months and one day from the date the old options are surrendered.

Stock options play an important role in motivating employees to meet our financial and strategic objectives. Like other companies in the technology industry, our stock experienced a steep and rapid increase in 1998 and 1999, followed by a significant decline in 2000 and 2001. We recognize that the result is that many of your options are underwater. We hope this program will help realign the exercise prices of some of your higher stock options with current market prices so that they can provide the value and incentives that they were intended to.

The first step is to seek shareholder approval at our June 12 annual meeting. Although not legally required, we are going this route because shareholders have become increasingly critical of companies that undertake these programs without their approval. Our proxy statement filed today includes a proposal approving the exchange. The proxy can be viewed at www.sec.gov (http://www.sec.gov).

Please note that there is nothing for you to do until after June 12. If shareholders approve the program, we will file a Tender Offer Statement with the Securities and Exchange Commission and will give you an Offer to Exchange and other documents. These documents will contain all of the information you need to evaluate the program. You should read those documents carefully when you receive them. You will have 20 days from the date you receive the documents to make your decision. You shouldn't make any decisions until you have had an opportunity to review the offer documents.

The program has been designed to strike a balance between the interests of employees and shareholders. Shareholders are concerned with the dilution created by these types of programs, so we have structured our program to minimize dilution by using an exchange ratio that will result in an overall reduction in options outstanding.

Here are the ratios at which surrendered options will be replaced.

                  Strike Price              Options Surrendered                  New Options

                  12.01 to $16.00                    1.5                               1
                  $16.01 to $20.00                   2.0                               1
                  $20.01 to $25.00                   2.5                               1
                  $25.01 to $30.00                   3.0                               1
                  Above $30.00                       3.5                               1

Under the proposed timetable, the replacement option grant would occur in January 2003. The strike price on the new options would be the


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market price on the date of the replacement grant. The reason for the six-month delay is to comply with accounting rules that allow us to avoid a compensation expense normally associated with option repricings. Obtaining favorable accounting treatment was key to enabling the program to proceed.

The new options will not be exercisable for six months following grant, but then they will immediately vest so that the same percentage of options will be vested under the new grant as would have been vested under the old grant if it hadn't been surrendered. Vesting will then resume the same schedule as the original grant. For example, assume that on July 3, 2002, you surrender 400 options having a strike price of $20, and that 200 options were vested on the date of surrender. Based on the ratios above, you would receive a replacement grant for 200 options around January 3, 2002. The replacement grant would not be exercisable until July 3, 2003. Because the original option would have been 75% vested on July 3, 2003 if not exchanged, the replacement option will be 75% vested, so 150 shares would vest on July 3, 2003.

While we currently hope to extend the program to employees in all of our international locations, based on local laws and tax issues it may not be practical to do so. We are currently conducting that analysis and will provide more information when the offer is launched on June 12. Due to accounting requirements, if you participate you will also be required to surrender any options granted to you in the past six months.

If you have any immediate questions about the program, please contact Sharon Le Duy.

Note regarding accessing your option information:

To access your AST account, you will need your social security number or your employee ID number (which can be found in Offline in the employee database) and your password. If you cannot remember your password, you will be able to request it be sent to you directly from the AST website, www.aststockplan.com.

If you've never logged into your AST account, you will also need your PIN. This would have been sent you via email either when you were hired at CNET, or at any time you received a stock option grant. If you do not have this information, you will need to call AST Customer Service at 888-980-6456 and request for it to be resent. They will send it to your CNET email address.

Human Resources does not have access to either your password or your PIN. You can only get this information directly from AST.

Please feel free to call Julie Hata or Linna Hon with any questions or concerns about accessing your AST account.

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CNET Networks has filed a proxy statement in connection with the annual meeting of shareholders on June 12, 2002 to approve certain plan amendment necessary for the option exchange offer to be made. The proxy statement contains important information regarding the proposals related to this exchange and should be read carefully by shareholders prior to voting. A copy of the proxy statement may be obtained free of charge on the SEC's website at www.sec.gov (http://www.sec.gov).